UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August, 2011
Commission File Number: 33-99284

STENA AB (PUBL)
(Translation of registrant's name into English)

MASTHUGGSKAJEN, SE-405 19 GOTHENBURG, SWEDEN
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒                       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934:
Yes  ☐                                No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).        _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2011	By:
STENA AB (PUBL.)
/s/ Staffan Hultgren

	Name:	Staffan Hultgren
	Title:	Vice President & Deputy CEO and Principal Financial Officer

Stena AB and Consolidated Subsidiaries

Forward-looking statements

       This Form 6-K includes statements that are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Some of these statements can be identified as “forward-looking statements” by terms and phrases such as "anticipate," "should," "likely," "foresee," "believe," "estimate," "expect," "intend," "continue," "could," "may," "project," "plan," "predict," "will" and similar expressions. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we operate and include references to assumptions that relate to our future prospects, developments and business strategies. Such statements reflect the current views and assumptions with respect to future events and are subject to risks and uncertainties.

Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors that could cause the actual results to differ materially from those expressed or implied in such forward-looking statements, include, but are not limited to:
-	changes in general economic and business conditions and markets;
-	changes in laws and regulations;
-	changes in International Financial Reporting Standards, IFRS;
-	changes in currency exchange rates and interest rates;
-	risks incident to vessel and drilling rig operations, including discharge of pollutants;
-	introduction of competing products and services by other companies;
-	changes in trading or travel patterns;
-	increases in costs of operations or the inability to meet efficiency or cost reduction objectives;
-	changes in our business strategy; and
-	other risk factors listed in the reports we furnish to or file with the Securities and Exchange Commission from time to time.

       We do not intend, and undertake no obligation, to revise the forward-looking statements included in this Form 6-K to reflect any future events or circumstances. Our actual results, performance or achievements could differ materially from the results expressed or implied by these forward-looking statements.

Table of Contents	Page

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Condensed Consolidated Income Statements for the three month periods ended June 30, 2010, and June 30, 2011	3

Condensed Consolidated Income Statements for the six month periods ended June 30, 2010, and June 30, 2011	4

Consolidated Statements of Comprehensive Income for the six month periods ended June 30, 2010 and June 30, 2011	5

Condensed Consolidated Balance Sheets as of December 31, 2010 and June 30, 2011	6

Consolidated Statements of Changes in Shareholders’ Equity for the six month periods ended June 30, 2010 and June 30, 2011	7

Condensed Consolidated Statements of Cash Flow for the six month periods ended June 30, 2010, and June 30, 2011	8

Notes to Condensed Consolidated Financial Statements	9 - 10

OPERATING AND FINANCIAL REVIEW	11 - 22

OTHER FINANCIAL INFORMATION – RESTRICTED GROUP	23- 27

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Income Statements (unaudited)

		Three month period ended
	June 30, 2010	June 30, 2011
	SEK	SEK	$
	(in millions)
Revenues:
Ferry operations	2,462	2,456	387
Drilling	1,938	1,751	276
Shipping	733	660	104
Property	594	594	94
New Businesses	1,370	1,398	221
Other	5	0	0
Total revenues	7,102	6,859	1,082

Net valuation on investment properties	152	(3)	(1)
Net gain on sales of assets	-	24	4
Total other income	152	21	3

Direct operating expenses:
Ferry operations	(1,784)	(1,792)	(283)
Drilling	(641)	(742)	(117)
Shipping	(627)	(519)	(82)
Property	(192)	(192)	(30)
New Businesses, Adactum	(956)	(984)	(155)
Other	-	(1)	(0)
Total direct operating expenses	(4,200)	(4,230)	(667)

Selling and administrative expenses	(814)	(806)	(127)
Depreciation and amortization	(915)	(861)	(136)

Total operating expenses	(5,929)	(5,897)	(930)

Income from operations	1,325	983	155

Financial income and expense:
Share of affiliated companies’ results	21	16	3
Dividends received	22	34	5
Gain (loss) on securities, net	(166)	(5)	(1)
Interest income	128	93	15
Interest expense	(480)	(471)	(74)
Foreign exchange gains/(losses), net	34	(16)	(3)
Other financial expense, net	(132)	(123)	(19)

Total financial income and expense	(573)	(472)	(74)

Income before taxes	752	511	81

Income taxes	(76)	(66)	(10)

Net income	676	445	71

Earnings attributable to:
Equity holders of the Parent Company	679	429	68
Non-controlling interest	(3)	16	3
Net Income	676	445	71

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Income Statements (unaudited)

	Six month period ended
	June 30, 2010	June 30, 2011
	SEK	SEK	$
	(in millions)
Revenues:
Ferry operations	4,113	4,168	658
Drilling	3,776	3,649	576
Shipping	1,360	1,502	237
Property	1,192	1,173	185
New Businesses, Adactum	2,395	2,394	378
Other	5	4	1
Total revenues	12,841	12,890	2,035

Net valuation on investment properties	174	47	7
Net gain on sales of assets	4	24	4
Total other income	178	71	11

Direct operating expenses:
Ferry operations	(3,253)	(3,298)	(520)
Drilling	(1,305)	(1,461)	(231)
Shipping	(1,177)	(1,195)	(189)
Property	(462)	(445)	(70)
New Businesses	(1,720)	(1,705)	(269)
Other	(1)	(1)	(0)
Total direct operating expenses	(7,918)	(8,105)	(1,279)

Selling and administrative expenses	(1,596)	(1,652)	(261)
Depreciation and amortization	(1,790)	(1,715)	(271)

Total operating expenses	(11,304)	(11,472)	(1,811)

Income from operations	1,715	1,489	235

Financial income and expense:
Share of affiliated companies’ results	8	15	2
Dividends received	29	37	6
Gain (loss) on securities, net	(153)	192	30
Interest income	232	238	38
Interest expense	(919)	(910)	(144)
Foreign exchange gains, net	77	0	0
Other financial expense, net	(170)	(189)	(30)

Total financial income and expense	(896)	(617)	(98)

Income before taxes	819	872	137

Income taxes	(103)	(71)	(11)

Net income	716	801	126

Earnings attributable to:
Equity holders of the Parent Company	727	782	123
Non-controlling interest	(11)	19	3
Net Income	716	801	126

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Consolidated Statements of Comprehensive Income (unaudited)

	Six months period ended June 30,
	2010	2011	2011
	SEK	SEK	$
	(in millions)

Result for the period	716	801	126

Other comprehensive income
Fair value gains on available-for-sale financial assets, net of tax	(52)	171	27
Cash flow hedges, net of tax	(116)	100	16
Currency translation differences	127	(657)	(104)
Equity hedge, net of tax	(9)	59	9
Total comprehensive income for the period	666	474	74

Total comprehensive income attributable to:
- owners of the Parent company	666	461	72
- Non-controlling interest	-	13	2
	666	474	74

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Balance Sheets (unaudited)

	December 31, 2010	June 30, 2011
	SEK	SEK	$
	(in millions)
ASSETS
Noncurrent assets:
Intangible assets	2,566	2,749	433
Tangible fixed assets:
Vessels	28,753	32,623	5,148
Construction in progress	6,541	6,324	998
Equipment	2,462	2,243	354
Buildings and land	841	843	133
Ports	1,042	986	156
Total tangible fixed assets	39,639	43,019	6,789
Property	24,148	24,540	3,872
Financial fixed assets:
Investment in associated companies	1,205	1,209	191
Investment in SPEs	6,175	3,746	591
Marketable securities	4,130	4,052	639
Other assets	4,880	5,240	827
Total financial fixed assets	16,390	14,247	2,248
Total noncurrent assets	82,743	84,555	13,342
Current assets:
Inventories	645	651	103
Trade debtors	2,754	3,642	575
Other receivables	1,116	1,370	216
Prepaid expenses and accrued income	1,888	1,690	267
Short-term investments	4,127	3,266	515
Cash and cash equivalents	1,665	1,685	266
Total current assets	12,195	12,304	1,942

Total assets	94,938	96,859	15,284

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity:
Share Capital	5	5	1
Reserves	(1,096)	(1,517)	(239)
Retained earnings	27,709	30,021	4,737
Net Income	2,566	782	123
Non-controlling interests	264	198	31
Total shareholders’ equity	29,448	29,489	4,653
Noncurrent liabilities:
Deferred income taxes	4,057	4,022	635
Pension liabilities	1,088	872	138
Other provisions	1,492	1,514	239
Long-term debt	38,190	40,581	6,403
Debt in SPEs	5,140	4,001	631
Senior notes	6,256	6,295	993
Capitalized lease obligations	1,644	1,543	244
Other noncurrent liabilities	946	1,135	179
Total noncurrent liabilities	58,813	59,963	9,462
Current liabilities:
Short-term debt	1,649	1,617	255
Capitalized lease obligations	225	218	34
Trade accounts payable	1,313	1,230	194
Income tax payable	130	163	26
Other current liabilities	1,024	1,259	199
Accrued costs and prepaid income	2,336	2,920	461
Total current liabilities	6,677	7,407	1,169

Total shareholders’ equity and liabilities	94,938	96,859	15,284

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity (unaudited)

	Attributable to equity holders of the company
(SEK in millions)	Share Capital	Reserves	Retained earnings incl. Net Income	Total	Non- controlling interest	Total Equity

Closing balance as of December 31, 2009	5	780	28,087	28,872	311	29,183
Exchange differences arising on the translation of foreign operations, net of tax		116		116	11	127
Change in hedging reserve, net of tax
- bunker hedge		(78)		(78)		(78)
- interest swap hedge		(38)		(38)		(38)
Change in fair value reserve, net of tax		(52)		(52)		(52)
Change in net investment hedge, net of tax		(9)		(9)		(9)
Net income recognized directly in equity		(61)		(61)	11	(50)
Equity method			(50)	(50)		(50)
Net income			727	727	(11)	716
Total recognized income and expense		(61)	677	616		616
Dividend			(316)	(316)		(316)
Transfer to charity trust			(14)	(14)		(14)
Closing balance as of June 30, 2010	5	719	28,434	29,158	311	29,469

Closing balance as of December 31, 2010	5	(1,096)	30,275	29,184	264	29,448
Acquisition of subsidiary					(25)	(25)
Subsidiary´s distribution					(54)	(54)
Exchange differences arising on the translation of foreign operations, net of tax		(751)		(751)	(6)	(757)
Change in hedging reserve, net of tax
- bunker hedge		189		189		189
- interest swap hedge		(89)		(89)		(89)
Change in fair value reserve, net of tax		171		171		171
Change in net investment hedge, net of tax		59		59		59
Net income recognized directly in equity		(421)		(421)	(6)	(427)
Net income			782	782	19	801
Total recognized income and expense		(421)	782	361	13	374
Dividend			(240)	(240)		(240)
Transfer to charity trust			(14)	(14)		(14)
Closing balance as of June 30, 2011	5	(1,517)	30,803	29,291	198	29,489

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Statements of Cash Flow (unaudited)

	Six month period ended
	June 30, 2010	June 30, 2011
	SEK	SEK	$
	(in millions)
Net cash flows from operating activities:
Net income	716	801	126
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,790	1,715	271
Net valuation of investment properties	(174)	(47)	(7)
Gain on sale assets	(4)	(24)	(4)
(Gain) on securities, net	153	(192)	(30)
Unrealized foreign exchange (gains) losses	(623)	304	48
Deferred income taxes	(69)	(33)	(5)
Provision for pensions	(121)	(201)	(32)
Net cash flows from trading securities	(9)	45	7
Share of affiliated companies results	(8)	(15)	(2)
Dividend from affiliated companies	-	10	2
Other non-cash items	(160)	154	24
Receivables	(314)	(1,019)	(161)
Prepaid expenses and accrued income	74	213	33
Inventories	(96)	(2)	0
Trade accounts payable	(41)	(134)	(21)
Accrued costs and prepaid income	727	605	95
Income tax payable	(15)	37	6
Other current liabilities	85	(56)	(9)
Net cash provided by operating activities	1,911	2,161	341

Net cash flows from investing activities:
Purchase of intangible assets	(21)	(20)	(3)
Cash proceeds from sale of property, vessels and equipment	143	167	27
Capital expenditure on property, vessels and equipment	(5,021)	(6,857)	(1,082)
Purchase of subsidiaries, net of cash acquired	-	(143)	(23)
Investment in affiliated companies	-	(4)	(1)
Proceeds from sale of securities	3,348	3,588	566
Purchase of securities	(2,704)	(1,483)	(234)
Other investing activities	25	(206)	(33)
Net cash used in investing activities	(4,230)	(4,958)	(783)

Net cash flows from financing activities:
Proceeds from issuance of debt	3,184	121	19
Principal payments on debt	(3,620)	(1,543)	(243)
Net change in borrowings on line-of-credit agreements	2,836	3,980	628
Proceeds from new capitalized lease obligations	693	-	-
Principal payments on capital lease obligations	(37)	(44)	(7)
Net change in restricted cash accounts	240	627	99
Dividend paid	(316)	(240)	(38)
Other financing activities	(61)	(97)	(15)
Net cash provided by financing activities	2,919	2,804	443

Effect of exchange rate changes on cash and cash equivalents	(297)	13	2

Net change in cash and cash equivalents	303	20	3

Cash and cash equivalents at beginning of period	1,183	1,665	263

Cash and cash equivalents at end of period	1,486	1,685	266

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 1 Basis of presentation

The accompanying condensed consolidated financial statements present the financial position and results of operations of Stena AB (publ) and its subsidiaries (the “Company”) and have been prepared in accordance with IAS 34, “Interim financial reporting”. The condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2010, which have been prepared in accordance with, International Financial Reporting Standards (“IFRS”).

The interim financial information included in the condensed consolidated financial statements is unaudited, but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Interim results for the three months ended June 30, 2011 are not necessarily indicative of the results to be expected for the full year.

Solely for the convenience of the reader, the condensed financial statements for the most recent period have been translated into U.S. dollars (“$”) using the noon buying rate on June 30, 2011, of $1 = SEK 6.3374.

Note 2 Accounting policies

The accounting policies applied are consistent with those of the annual financial statements for the year ended December 31, 2010, as described in those annual financial statements.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

Stena AB and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 3 Segment information

(SEK in millions)	Three month period		Six month period
	ended June 30,		ended June 30,
	2010	2011	2010	2011
Income from operations:
Ferry operations	142	117	(161)	(231)
Drilling	671	471	1,235	1,096
Shipping: Roll-on/Roll-off vessels	29	37	40	66
Crude oil tankers	(67)	(62)	(151)	(130)
Other shipping	1	2	8	62
Total shipping	(37)	(23)	(103)	(2)
Property:	354	356	636	634
Net gain on sale of properties	-	-	4	-
Net valuations on investment
properties	152	(3)	174	47
Total property	506	353	814	681
New Businesses, Adactum	121	140	92	150
Other	(78)	(75)	(162)	(205)

Total	1,325	983	1,715	1,489

(SEK in millions)	Three month periods		Six month periods
	ended June 30,		ended June 30,
	2010	2011	2010	2011
Depreciation and amortization:
Ferry operations	285	307	555	618
Drilling	512	419	1,003	848
Shipping: Roll-on/Roll-off vessels	38	52	71	88
Crude oil tankers	21	24	42	43
Other shipping	3	2	5	4
Total shipping	62	78	118	135
Property	-	1	-	2
New Businesses, Adactum	56	51	109	103
Other	-	5	5	9

Total	915	861	1,790	1,715

(SEK in millions)	Six month periods ended June 30,
	2010	2011
Capital expenditures:
Ferry operations	1,619	1,103
Drilling	2,667	401
Shipping: Roll-on/Roll-off vessels	1	394
Crude oil tankers	198	4,381
Other shipping	4	16
Total shipping	203	4,791
Property	301	411
New Businesses, Adactum	221	150
Other	10	1

Total	5,021	6,857

Stena AB and Consolidated Subsidiaries

OPERATING AND FINANCIAL REVIEW

The Company generates revenue primarily from ferry operations, chartering out its owned, chartered-in and leased Roll-on/Roll-off vessels, tankers and drilling rigs, managing tankers, sales of vessels and real estate rents. The period from June through September is the peak travel season for passengers of the ferry operations. Chartering activities are not significantly affected by seasonal fluctuations, but variations over the year may occur as a consequence of, among other things, vessel utilization rates, dry-docking and charter rates. Any sale or acquisition of vessels, drilling rigs and real estate also may have an impact on the results of each period.

Highlights of the first six months of 2011

During autumn of 2010, Stena Line entered into an agreement to acquire the Danish travel agency DTF (Dansk Total Ferie), a market leading travel agency for vacations by car in Denmark. The travel agency was acquired as of January 1, 2011.

Stena Line has entered into a slot charter agreement with DFDS on the Esbjerg-Harwich and Esbjerg-Immingham routes. This means that Stena Line as from January 2011 also can offer a freight service between Denmark and UK.

Stena Line has as of December 1, 2010 from DFDS acquired two routes on the Irish Sea: Liverpool–Belfast and Heysham–Belfast. Since the acquisition was subject to a formal approval from the Irish and British competition authority, these routes have been held separated from our other business until the approval was given. The Competitions Commission  finally cleared, in the end of June, 2011, Stena AB’s completed acquisition of the two Irish Sea ferry services from DFDS A/S. The two routes will be consolidated as from the third quarter 2011.

Stena Transporter, a new built Ropax vessel, was delivered in January from Samsung Heavy Industries in Korea. Stena Transporter is the first vessel of two ordered from Samsung. The vessels are in operation on the route Hoek van Holland and Killingholme.

In February the vessel Highlanders (previously called Stena Traveller) was delivered to the Canadian company Marine Atlantic Inc on a charter for a minimum of five years. Highlanders has been rebuilt in the same way as her sister vessel Blue Puttees (previously called Stena Trader), meaning that the vessel has been shortened by 12 meters and has had its passenger capacity increased. Blue Puttees and Highlanders will operate between North Sydney, Nova Scotia and Port aux Basque, Newfoundland.

Stena Bulk A/S and Dannebrog Rederi A/S signed a joint venture agreement on March 25, 2011 regarding the ownership in Stena Weco A/S.  The new joint venture, which is in operations as from April 2011, will charter and operate a fleet of 30-40 “MR” (Handy and Medium Range) product tankers.

As of June 30, 2011 Stena Adactum owns 100% of the shares in Ballingslöv.

In March 2011, the drilling rig Stena Tay was sold subject to certain conditions being met, with expected delivery in the fourth quarter 2011.

In April 2011 Stena RoRo acquired the vessel, Dublin Seaways, from DFDS for EUR 24 million.

In May 2011 three LNG (Liquified Natural Gas) vessels were acquired for a total purchase price of USD 667 million. The first vessel, Bluesky, was built in 2006 and is on a charter to Gazprom for 22 months. The second and third vessel, Clearsky and Crystalsky, are newly built and were delivered in May 2011.

In May 2011 three vessels, Stena Leader, Stena Pioneer and Stena Seafarer have been sold for an aggregate price of USD 6.5 million.

In May 2011, the English Court of Appeals affirmed a High Court ruling that contributions to repair the deficit in the Merchant Navy Ratings Pension Fund can be required from any company that has participated in the Fund, including companies that no longer employ any members. In the late 1990s, the Fund had been found to have a deficit. Stena Line has been providing funds to reduce the deficit. As a result of the Court of Appeals decision, the non-contributing employers also will be required to contribute funds to reduce the deficit and the Company's future contributions will be significantly reduced.

Stena Property sold one property for SEK 85 million during the first quarter of 2011.

Stena AB and Consolidated Subsidiaries

SUBSEQUENT EVENTS

In July 2011 the vessel Stena Lynx was sold for a price of EUR 3.8 million.

In July 2011 a property for an amount of GBP 3.5 million was purchased in London.

All three LNG vessels are now on charter to Gazprom, BP and British Gas. The two latter are on operation as from July 2011.

Since part of Stena´s holdings of marketable securities are listed, the general downturn of the world´s exchanges in the third quarter of 2011 will have an adverse impact on Stena if continued.

Stena AB and Consolidated Subsidiaries

Currency effects

Our revenues and expenses, reported in Swedish kronor, are significantly affected by fluctuations in currency exchange rates, primarily relative to the U.S. dollar, the British pound and the euro. We seek to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching, to the extent possible, revenues and expenses in the same currency. In addition, we enter into certain derivative financial instruments. In the period ended June 30, 2011, approximately 34% of our total revenues were generated in U.S. dollars and approximately 29% were generated in SEK.

In the period ended June 30, 2011, approximately 30% of our total expenses were incurred in U.S. dollars and in SEK, respectively. The reported gross revenues and expenses were influenced by changes in currency rates. The exchange rates as used for consolidation purposes are as follows:

Average rates:	April-June	April-June		Jan-June	Jan-June
	2010	2011	Change	2010	2011	Change

US $	7.58	6.27	(17)%	7.39	6.38	(14)%
British pound	11.30	10.22	(5)%	11.25	10.30	(8)%
Euro	10.79	9.01	(16)%	9.79	8.94	(9)%

Closing rates:				As of	As of
				Dec 31, 2010	June 30, 2011	Change

US $				6.7273	6.3035	(6)%
British pound				10.4942	10.1268	(4)%
Euro				9.0089	9.1541	2%

Stena AB and Consolidated Subsidiaries

THREE MONTHS ENDED JUNE 30, 2011, COMPARED TO THREE MONTHS ENDED
JUNE 30, 2010

Revenues

Total revenues decreased SEK 243 million, or 3%, in the three months ended June 30, 2011 to SEK 6,859 million from SEK 7,102 million in the three months ended June 30, 2010, as a result of decreased revenues in all segments except for the New Businesses, Adactum operations, together with the weakening of the U.S. dollar, the Euro and the GBP against the SEK.

Ferry operations. Ferry revenues are primarily generated from ticket sales, freight haulage and on board sales. Revenues from ferry operations decreased SEK 6 million in the three months ended June 30, 2011, to SEK 2,456 million from SEK 2,462 million in the three months ended June 30, 2010, mainly due to lower freight haulage revenues and onboard sales as a consequence of lower freight and passenger volumes together with the weakening of the Euro and the GBP against the SEK, offset by increased travel revenues after the consolidation of the Danish travel agency DTF as from January 1, 2011.

Drilling. Drilling revenues consist of charter hires for our drilling rigs. Revenues from drilling operations decreased SEK 187 million, or 10%, in the three months ended June 30, 2011, to SEK 1,751 million from SEK 1,938 million in the three months ended June 30, 2010, mainly reflecting the weakening of the U.S. dollar against the SEK, a contract at higher day rates for Stena Carron during the first two quarters of 2010 together with reduced revenues for Stena Tay, which was partly off-hire in the end of the second quarter 2011, offset by a planned off-hire period for Stena Clyde, which  undertook a five-year special periodic survey in the second quarter of 2010. In local currency revenues increased 9% in the three months ended June 30, 2011, for the drilling operations.

Shipping. Shipping revenues primarily represent charter hires for our owned and chartered in vessels and management fees for vessels managed by us. Revenues from shipping operations decreased SEK 73 million, or 10%, in the three months ended June 30, 2011, to SEK 660 million from SEK 733 million in the three months ended June 30, 2010.

Revenues from crude oil tankers decreased SEK 96 million, or 17%, in the three months ended June 30, 2011, to SEK 468 million from SEK 564 million in the three months ended June 30, 2010, mainly due to the fact that 14 MR vessels are operating in the joint venture Stena Weco A/S as from April 2011, in which the operating results are reported as a net revenue. The operating results, from these vessels, were previously reported gross, with revenues and operating expenses. Revenues also decreased as an effect of the weakening of the U.S. dollar against the SEK, offset by higher day rates in the spot market. In local currency the revenues  increased 1% in the three months ended June 30, 2011, for the tanker segment. In the three months ended June 30, 2011, the Company operated an average of 32 tankers (chartered in or owned), compared to an average of 31 tankers in the three months ended June 30, 2010.

Revenues from chartering out Roll-on/Roll-off vessels increased SEK 31 million, or 27%, in the three months ended June 30, 2011, to SEK 145 million from SEK 114 million in the three months ended June 30, 2011, mainly due to new charter contracts with Marine Atlantic for Highlanders and Blue Puttees, offset by the weakening of the Euro against the SEK.

Revenues from Other Shipping decreased SEK 8 million, or 15%, in the three months ended June 30, 2011, to SEK 47 million from SEK 55 million in the three months ended June 30, 2010, mainly due to the weakening of the U.S. dollar and the GBP against the SEK.

Property. Property revenues consist of rents for properties owned and management fees for properties managed by the Company. Revenues from property operations were SEK 594 million for the three months ended June 30, 2011, same as for the three months ended June 30, 2010.

New Businesses, Adactum. Adactum revenues consist of revenues from Adactum’s subsidiaries. Revenues from Adactum increased SEK 28 million, or 2%, in the three months ended June 30, 2011, to SEK 1,398 million from SEK 1,370 million in the three months ended June 30, 2010, mainly due to increased revenues from “Blomsterlandet”, which has increased its market share and also increased its number of shops, offset by the strengthening of the SEK affecting both “Envac” and “Ballingslöv”. Of the total revenues in the three months ended June 30, 2011, SEK 604 million related to Ballingslöv, SEK 498 million related to “Blomsterlandet”, SEK 274 million related to Envac and SEK 22 million related to “Stena Renewable”, as compared to SEK 616 million related to Ballingslöv, SEK 432 million related to Blomsterlandet, SEK 304 million related to Envac and SEK 18 million related to Stena Renewable in the three months ended June 30, 2010.

Stena AB and Consolidated Subsidiaries

Other income

Net valuation on investment property. As a result of a revaluation to fair value according to IAS 40 “Investment properties”, the Company had net losses of SEK 3 million for the three months ended June 30, 2011, as compared to gains of SEK 152 million for the three months ended June 30, 2010, due to a minor decrease in investment property market values on the Dutch property market, offset by an increase in investment property market values on the Swedish property market.

Net Gain on Sale of Vessels, Shipping. In the three months ended June 30, 2011, gains of MSEK 24 were recorded on the sale of the vessels Stena Leader, Stena Pioneer and Stena Seafarer. In the three months ended June 30, 2010, no sales of vessels were made.

Net Gain on Sale of Properties. In the three months ended June 30, 2011 and 2010, respectively, no gain on sale of properties was recorded.

Direct operating expenses

Total direct operating expenses increased SEK 30 million, or 1%, in the three months ended June 30, 2011, to SEK 4,230 million from SEK 4,200 million in the three months ended June 30, 2010, mainly as a result of increased operating expenses in the drilling, new businesses Adactum and ferry operations, offset by the weakening of the Euro, U.S. dollar and the GBP against the SEK together with lower operating expenses in the shipping operation.

Ferry operations. Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, bunker fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs do not vary as a result of changes in our seasonal requirements. Direct operating expenses for ferry operations increased SEK 8 million in the three months ended June 30, 2011, to SEK 1,792 million from SEK 1,784 million in the three months ended June 30, 2011. The increase mainly reflects increased product costs due to the consolidation of the Danish travel agency DTF as per January 1, 2011, and increased expenses for bunker fuel, offset by lower ship costs due to rationalization with less vessels in operation together with the weakening of the Euro and the GBP against the SEK. Direct operating expenses for ferry operations for the three months ended June 30, 2011, were 73% of revenues, as compared to 72% for the three months ended June 30, 2010.

Drilling. Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses for drilling operations increased SEK 101 million, or 16%, in the three months ended June 30, 2011, to SEK 742 million from SEK 641 million in the three months ended June 30, 2010. The increase mainly reflects a planned off-hire period for Stena Clyde, which undertook a five-year special periodic survey in the second quarter of 2010, offset by the weakening of the U.S. dollar against the SEK together with reduced expenses for Stena Tay, which was partly off-hire in the end of the second quarter 2011. Direct operating expenses from drilling operations for the three months ended June 30, 2011 were 42% of drilling revenues, as compared to 33% for the three months ended June 30, 2010.

Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses for shipping operations decreased SEK 108 million, or 17%, in the three months ended June 30, 2011 to SEK 519 million from SEK 627 million in the three months ended June 30, 2010.

Direct operating expenses associated with crude oil tankers decreased SEK 103 million, or 18%, in the three months ended June 30, 2011, to SEK 470 million from SEK 573 million in the three months ended June 30, 2010, mainly due to the fact that 14 MR vessels are operating under the joint venture Stena Weco A/S as from April 2011, in which the operating results are reported as net revenue. The operating results from these vessels were previous reported gross, with revenues and operating expenses. The operating expenses also decreased as an effect of the weakening of the U.S. dollar against the SEK. Direct operating expenses for crude oil operations for the three months ended June 30, 2011, were 100% of revenues, as compared to 102% for the three months ended June 30, 2010. Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between 6 months and up to 5 years in advance, while revenues in the spot market vary with each voyage.

Direct operating expenses with respect to Roll-on/Roll-off vessels increased by SEK 10 million, or 26%, in the three months ended June 30, 2011, to SEK 48 million from SEK 38 million in the three months ended June 30, 2010, mainly due to increased costs of operating the vessels, offset by the weakening of the Euro against the SEK. Direct operating expenses for Roll-on/Roll-off vessels for the three months ended June 30, 2011, were 33% of revenues, same as for the three months ended June 30, 2010.

Stena AB and Consolidated Subsidiaries

Direct operating expenses with respect to Other Shipping decreased SEK 15 million, or 94%, in the three months ended June 30, 2011 to SEK 1 million from SEK 16 million in the three months ended June 30, 2010. Direct operating expenses for Other Shipping for the three months ended June 30, 2011 were 2% of revenues, as compared to 29% for the three months ended June 30, 2010.

Property. Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses for property operations amounted to SEK 192 million in the three months ended June 30, 2011, the same as in the three months ended June 30, 2010. Direct operating expenses for property operations for the three months ended June 30, 2011, were 32% of property revenues, the same as for the three months ended June 30, 2010.

New Businesses Adactum. Direct operating expenses for Adactum consist of expenses from Adactum’s subsidiaries. Direct operating expenses for Adactum operations increased SEK 28 million, or 3%, in the three months ended June 30, 2011, to SEK 984 million from SEK 956 million in the three months ended June 30, 2010, mainly due to increased costs of goods sold in Blomsterlandet due to increased sales volumes, offset by lower operating costs in Envac due to effective cost control and to some extent reduced volumes, together with the weakening of the Euro and the GBP against the SEK. Of the total operating expenses in the three months ended June 30, 2011, SEK 384 million related to Ballingslöv, SEK 391 million related to Blomsterlandet, SEK 200 million related to Envac and SEK 6 million related to Stena Renewable, as compared to SEK 383 million related to Ballingslöv, SEK 344 million related to Blomsterlandet, SEK 223 million related to Envac and SEK 4 million related to Stena Renewable in the three months ended June 30, 2010. Direct operating expenses for Adactum operations for the three months ended June 30, 2011, were 70% of revenues, same as for the three months ended June 30, 2010.

Selling and administrative expenses

Selling and administrative expenses decreased SEK 8 million, or 1%, in the three months ended June 30, 2011, to SEK 806 million from SEK 814 million in the three months ended June 30, 2010, mainly due to the weakening of the U.S. dollar and the Euro against the SEK, offset by increased expenses related to the consolidation of the Danish travel agency DTF as from January 1, 2011. Total selling and administrative expenses in the three months ended June 30, 2011, were 12% of total revenues, as compared to 11% for the three months ended June 30, 2010.

Depreciation and amortization

Depreciation and amortization charges decreased SEK 54 million, or 6%, in the three months ended June 30, 2011, to SEK 861 million from SEK 915 million in the three months ended June 30, 2010, mainly as a result of reduced depreciation charges due to a five-year extension to twenty years of the useful life of the DrillMAX drillships, offset by increased depreciation charges of new vessels delivered. The weakening of the U.S. dollar with respect to the SEK, which primarily impacted depreciation charges on drilling rigs, which are denominated in U.S. dollars, contributed to the decrease in depreciation and amortization charges.

Financial income and expense, net

Financial income and expense, net, improved by SEK 101 million in the three months ended June 30, 2011 to SEK (472) million from SEK (573) million in the three months ended June 30, 2010.

Share of affiliated companies’ results in the three months ended June 30, 2011 and 2010, refers to the Company’s portion of the results of Midsona AB (publ), Gunnebo AB (publ) and MPP MediaTec Group AB. As of June 30, 2011, the Company’s interest in the capital of Midsona was 23.0%, its interest in the capital of Gunnebo was 25.9% and its interest in the capital of MediaTec was 42.7%.  As of June 30, 2010, the Company’s interest in the capital of Midsona was 23.0%, its interest in the capital of Gunnebo was 25.7% and its interest in the capital of MediaTec was 42.7%.

Net gain (loss) on securities in the three months ended June 30, 2011, was SEK (5) million, of which SEK 39 million related to net realized gains on marketable securities and equity securities and investments in Special Purpose Entities (“SPEs”), SEK (65) million related to net unrealized losses on marketable securities and SEK 21 million related to the termination of the financial lease of Stena Carron. Net gain (loss) on securities in the three months ended June 30, 2010 was SEK (166) million, of which SEK 119 million related to net realized gains on marketable securities and equity securities and net losses in investments in Special Purpose Entities (“SPEs”), SEK (310) million related to net unrealized losses on marketable securities and SEK 25 million related to the termination of the financial lease of Stena Carron.

Stena AB and Consolidated Subsidiaries

Interest income in the three months ended June 30, 2011, decreased by SEK 35 million to SEK 93 million from SEK 128 million in the three months ended June 30, 2010, due to decreased interest income from SPEs offset by increased interest income from investment securities. Interest income for investments in SPEs in the three months ended June 30, 2011, decreased SEK (58) million to SEK 50 million from SEK 108 million in the three months ended June 30, 2010.

Interest expense in the three months ended June 30, 2011, decreased by SEK 9 million to SEK (471) million from SEK (480) million. Interest expense for investments in SPEs in the three months ended June 30, 2011, increased SEK (4) million to SEK (19) million from SEK (15) million in the three months ended June 30, 2010.

During the three months ended June 30, 2011, the Company had foreign exchange losses, net of SEK (16) million. During the three months ended June 30, 2010, the Company had foreign exchange gains, net of SEK 34 million.

Other financial expense, net, of SEK (123) million for the three months ended June 30, 2011, includes SEK (72) million related to amortization of the deferred financing charges for senior notes, revolving credit facilities, bank loans, capital lease obligations and investments in SPEs and SEK (57) million related to bunker hedges. Other financial expense, net, of SEK (132) million for the three months ended June 30, 2010 includes SEK (69) million related to amortization of the deferred financing charges for senior notes, revolving credit facilities, bank loans, capital lease obligations and investments in SPEs and SEK (27) million related to bunker hedges.

Income taxes

Income taxes for the three months ended June 30, 2011, were SEK (66) million, consisting of current taxes of SEK (76) million and deferred taxes of SEK 10 million. Income taxes for the three months ended June 30, 2010 were SEK (76) million, consisting of current taxes of SEK (183) million and deferred taxes of SEK 107 million. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.

Stena AB and Consolidated Subsidiaries

SIX MONTHS ENDED JUNE 30, 2011, COMPARED TO SIX MONTHS ENDED JUNE 30, 2010

Revenues

Total revenues increased SEK 49 million in the six months ended June 30, 2011 to SEK 12,890 million from SEK 12,841 million in the six months ended June 30, 2010, as a result of increased revenues in the ferry, drilling and shipping segments, offset by the weakening of the U.S. dollar, the Euro and the GBP against the SEK.

Ferry operations. Ferry revenues are primarily generated from ticket sales, freight haulage and on board sales. Revenues from ferry operations increased SEK 55 million, or 1%, in the six months ended June 30, 2011, to SEK 4,168 million from SEK 4,113 million in the six months ended June 30, 2010, mainly due to increased travel revenues after the consolidation of the Danish travel agency DTF as from January 1, 2011, offset by lower freight haulage revenues and onboard sales as a consequence from lower freight and passenger volumes. Revenues also decreased as an effect of the weakening of the Euro and the GBP against the SEK.

Drilling. Drilling revenues consist of charter hires for our drilling rigs. Revenues from drilling operations decreased SEK 127 million, or 3%, in the six months ended June 30, 2011, to SEK 3,649 million from SEK 3,776 million in the six months ended June 30, 2010, mainly reflecting the weakening of the U.S. dollar against the SEK, a contract at higher day rates for the rig Stena Carron  during the first two quarters of 2010 together with reduced revenues for the rig Stena Tay, which was partly off-hire in the end of the second quarter 2011, offset by planned off-hire periods for Stena Don and Stena Clyde, which both undertook five-year special periodic surveys in the first and second quarter of 2010, respectively. In local currency revenues increased 12% in the six months ended June 30, 2011, for the drilling operations.

Shipping. Shipping revenues primarily represent charter hires for our owned and chartered in vessels and management fees for vessels managed by us. Revenues from shipping operations increased SEK 142 million, or 10%, in the six months ended June 30, 2011, to SEK 1,502 million from SEK 1,360 million in the six months ended June 30, 2010.

Revenues from crude oil tankers increased SEK 42 million, or 4%, in the six months ended June 30, 2011, to SEK 1,079 million from SEK 1,037 million in the six months ended June 30, 2010, mainly due to higher day rates in the spot market, offset by the weakening of the U.S. dollar against the SEK. In local currency revenues  increased 21% in the six months ended June 30, 2011, for the tanker segment. In the six months ended June 30, 2011, the Company operated an average of 28 tankers (chartered in or owned), the same as in the six months ended June 30, 2010.

Revenues from chartering out Roll-on/Roll-off vessels increased SEK 50 million, or 23%, in the six months ended June 30, 2011, to SEK 263 million from SEK 213 million in the six months ended June 30, 2011, mainly due to new charter contracts with Marine Atlantic for Highlanders and Blue Puttees, offset by the weakening of the Euro against the SEK.

Revenues from Other Shipping increased SEK 50 million, or 45%, in the six months ended June 30, 2011, to SEK 160 million from SEK 110 million in the six months ended June 30, 2010, mainly due to the receipt of USD 10 million (SEK 64.8 million) for a patent infringement in the first quarter of 2011, offset by the weakening of the U.S. dollar and the GBP against the SEK.

Property. Property revenues consist of rents for properties owned and management fees for properties managed by the Company. Revenues from property operations decreased SEK 19 million, or 2%, in the six months ended June 30, 2011, to SEK 1,173 million from SEK 1,192 million in the six months ended June 30, 2010, due to a lower number of properties together with the weakening of the Euro against the SEK.

New Businesses, Adactum. Adactum revenues consist of revenues from Adactum’s subsidiaries. Revenues from Adactum decreased SEK 1 million in the six months ended June 30, 2011, to SEK 2,394 million from SEK 2,395 million in the three months ended June 30, 2010, mainly due to the strengthening of the SEK affecting both “Envac” and “Ballingslöv”, offset by increased revenues from “Blomsterlandet”, which has increased its market share and also increased its number of shops. Revenues from “Stena Renewable” also increased due to five new wind power plants near Härnösand in Sweden acquired in April 2010. Of the total revenues in the six months ended June 30, 2011, SEK 1,129 million related to Ballingslöv, SEK 699 million related to “Blomsterlandet”, SEK 508 million related to Envac and SEK 58 million related to “Stena Renewable”, as compared to SEK 1,175 million related to Ballingslöv, SEK 637 million related to Blomsterlandet, SEK 549 million related to Envac and SEK 34 million related to Stena Renewable in the six months ended June 30, 2010.

Stena AB and Consolidated Subsidiaries

Other income

Net valuation on investment property. As a result of a revaluation to fair value according to IAS 40 “Investment properties”, the Company had net gains of SEK 47 million for the six months ended June 30, 2011, as compared to gains of SEK 174 million for the six months ended June 30, 2010, mainly due to an increase in investment property market values on the Swedish property market.

Net Gain on Sale of Vessels, Shipping. In the six months ended June 30, 2011, gains of MSEK 24 were recorded on the sale of the vessels Stena Leader, Stena Pioneer and Stena Seafarer.  In the six months ended June 30, 2010, no sales of vessels were made.

Net Gain on Sale of Properties. In the six months ended June 30, 2011, no gain on sale of properties was recorded. In the six months ended June 30, 2010, gains of SEK 4 million were recorded on sale of properties.

Direct operating expenses

Total direct operating expenses increased SEK 187 million, or 2%, in the six months ended June 30, 2011, to SEK 8,105 million from SEK 7,918 million in the six months ended June 30, 2010, mainly as a result of increased operating expenses in the drilling, ferry and tanker operations, offset by the weakening of the U.S. dollar, Euro and the GBP against the SEK together with lower operating expenses in the property and new business segments.

Ferry operations. Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, bunker fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs do not vary as a result of changes in our seasonal requirements. Direct operating expenses for ferry operations increased SEK 45 million, or 1%, in the six months ended June 30, 2011, to SEK 3,298 million from SEK 3,253 million in the six months ended June 30, 2011, mainly due to increased product costs due to the consolidation of the Danish travel agency DTF as from January 1, 2011, and increased expenses for bunker fuel, offset by lower ship costs due to rationalization with less vessels in operation, together with the weakening of the Euro and the GBP against the SEK. Direct operating expenses for ferry operations for the six months ended June 30, 2011, were 79% of revenues, same as for the six months ended June 30, 2010.

Drilling. Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses for drilling operations increased SEK 156 million, or 12%, in the six months ended June 30, 2011, to SEK 1,461 million from SEK 1,305 million in the six months ended June 30, 2010. The increase mainly reflects planned off-hire periods for Stena Don and Stena Clyde, which both undertook five-year special periodic surveys in the first and second quarter of 2010, respectively, offset by the weakening of the U.S. dollar against the SEK. Direct operating expenses from drilling operations for the six months ended June 30, 2011 were 40% of drilling revenues, as compared to 35% for the six months ended June 30, 2010.

Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses for shipping operations increased SEK 18 million, or 2%, in the six months ended June 30, 2011 to SEK 1,195 million from SEK 1,177 million in the six months ended June 30, 2010.

Direct operating expenses associated with crude oil tankers increased SEK 24 million, or 2%, in the six months ended June 30, 2011, to SEK 1,094 million from SEK 1,070 million in the six months ended June 30, 2010, mainly due to, offset by the weakening of the U.S. dollar against the SEK. Direct operating expenses for crude oil operations for the six months ended June 30, 2011, were 101% of revenues, as compared to 103% for the six months ended June 30, 2010. Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between 6 months and up to 5 years in advance, while revenues in the spot market vary with each voyage.

Direct operating expenses with respect to Roll-on/Roll-off vessels increased by SEK 5 million, or 6%, in the six months ended June 30, 2011, to SEK 89 million from SEK 84 million in the six months ended June 30, 2010, mainly due to increased costs of the operating vessels, offset by the weakening of the Euro against the SEK. Direct operating expenses for Roll-on/Roll-off vessels for the six months ended June 30, 2011, were 34% of revenues, as compared to 39% for the six months ended June 30, 2010.

Direct operating expenses with respect to Other Shipping decreased SEK 11 million, or 48%, in the six months ended June 30, 2011 to SEK 12 million from SEK 23 million in the six months ended June 30, 2010. Direct operating expenses for Other Shipping for the six months ended June 30, 2011 were 8% of revenues, as compared to 21% for the six months ended June 30, 2010.

Stena AB and Consolidated Subsidiaries

Property. Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses for property operations decreased SEK 17 million, or 4%, in the six months ended June 30, 2011, to SEK 445 million from SEK 462 million in the six months ended June 30, 2010, mainly due to reduced operating expenses as a consequence of a lower number of properties together with the weakening of the Euro against the SEK. Direct operating expenses for property operations for the six months ended June 30, 2011, were 38% of property revenues, as compared to 39% for the six months ended June 30, 2010.

New Businesses Adactum. Direct operating expenses for Adactum consist of expenses from Adactum’s subsidiaries. Direct operating expenses for Adactum operations decreased SEK 15 million, or 1%, in the six months ended June 30, 2011, to SEK 1,705 million from SEK 1,720 million in six months ended June 30, 2010, mainly due to lower operating costs in Envac and Ballingslöv due to effective cost control and to some extent due to reduced volumes, together with the weakening of the Euro and the GBP against the SEK, offset by increased costs of goods sold in Blomsterlandet due to increased sales volumes. Of the total operating expenses in the six months ended June 30, 2011, SEK 723 million related to Ballingslöv, SEK 599 million related to Blomsterlandet, SEK 368 million related to Envac and SEK 10 million related to Stena Renewable, as compared to SEK 744 million related to Ballingslöv, SEK 555 million related to Blomsterlandet, SEK 410 million related to Envac and SEK 7 million related to Stena Renewable in the six months ended June 30, 2010. Direct operating expenses for Adactum operations for the six months ended June 30, 2011, were 71% of revenues, as compared to 72% for the six months ended June 30, 2010.

Selling and administrative expenses

Selling and administrative expenses increased SEK 56 million, or 4%, in the six months ended June 30, 2011, to SEK 1,652 million from SEK 1,596 million in the six months ended June 30, 2010, mainly due to the consolidation of the Danish travel agency DTF as from January 1, 2011, offset by the weakening of the U.S. dollar and the Euro against the SEK. Total selling and administrative expenses in the six months ended June 30, 2011, were 13% of total revenues, as compared to 12% for six months ended June 30, 2010.

Depreciation and amortization

Depreciation and amortization charges decreased SEK 75 million, or 4%, in the six months ended June 30, 2011, to SEK 1,715 million from SEK 1,790 million in the six months ended June 30, 2010, mainly as a result of reduced depreciation charges due to a five-year extension to twenty years of the useful life of the DrillMAX drillships, offset by increased depreciation charges of new vessels delivered. The weakening of the U.S. dollar with respect to the SEK, which primarily impacted depreciation charges on drilling rigs, which are denominated in U.S. dollars, contributed to the decrease in depreciation and amortization charges.

Financial income and expense, net

Financial income and expense, net, improved by SEK 279 million in the six months ended June 30, 2011 to SEK (617) million from SEK (896) million in the six months ended June 30, 2010.

Share of affiliated companies’ results in the six months ended June 30, 2011 and 2010, refers to the Company’s portion of the results of Midsona AB (publ), Gunnebo AB (publ) and MPP MediaTec Group AB. As of June 30, 2011, the Company’s interest in the capital of Midsona was 23.0%, its interest in the capital of Gunnebo was 25.9% and its interest in the capital of MediaTec was 42.7%.  As of June 30, 2010, the Company’s interest in the capital of Midsona was 23.0%, its interest in the capital of Gunnebo was 25.7% and its interest in the capital of MediaTec was 42.7%.

Net gain (loss) on securities in the six months ended June 30, 2011, was SEK 192 million, of which SEK 95 million related to net realized gains on marketable securities and equity securities and investments in Special Purpose Entities (“SPEs”), SEK 55 million related to net unrealized gains on marketable securities and SEK 42 million related to the termination of the financial lease of Stena Carron. Net gain (loss) on securities in the six months ended June 30, 2010 was SEK (153) million, of which SEK 42 million related to net realized gains on marketable securities and equity securities and net losses in investments in Special Purpose Entities (“SPEs”), SEK (245) million related to net unrealized losses on marketable securities and SEK 50 million related to the termination of the financial lease of Stena Carron.

Stena AB and Consolidated Subsidiaries

Interest income in the six months ended June 30, 2011, increased by SEK 6 million to SEK 238 million from SEK 232 million in the six months ended June 30, 2010 due to increased interest rates from investment securities offset by a decrease of the interest income in SPEs. Interest income related to investments in SPEs, included in total interest income, in the six months ended June 30, 2011, decreased SEK 54 million to SEK 129 million from SEK 183 million in the six months ended June 30, 2010.

Interest expense in the six months ended June 30, 2011, decreased by SEK (9) million to SEK (910) million from SEK (919) million reflecting higher debt outstanding, offset by decreased interest expenses in SPEs. Interest expense for investments in SPEs in the six months ended June 30, 2011, decreased SEK 38 million to SEK (25) million from SEK (63) million in the six months ended June 30, 2010.

During the six months ended June 30, 2011, the Company had foreign exchange gains, net of SEK 0 million. During the six months ended June 30, 2010, the Company had foreign exchange gains, net of SEK 77 million.

Other financial income (expense) of SEK (189) million for the six months ended June 30, 2011, includes SEK (83) million related to amortization of the deferred financing charges for senior notes, revolving credit facilities, bank loans, capital lease obligations and investments in SPEs and SEK (78) million related to bunker hedges. Other financial income (expense) of SEK (170) million for the six months ended June 30, 2010 includes SEK (132) million related to amortization of the deferred financing charges for senior notes, revolving credit facilities, bank loans, capital lease obligations and investments in SPEs and SEK (27) million related to the repurchase of the senior notes 2013.

Income taxes

Income taxes for the six months ended June 30, 2011, were SEK (71) million, consisting of current taxes of SEK (104) million and deferred taxes of SEK 33 million. Income taxes for the six months ended June 30, 2010 were SEK (103) million, consisting of current taxes of SEK (172)  million and deferred taxes of SEK 69 million. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.

Stena AB and Consolidated Subsidiaries

Liquidity and Capital Resources

Our liquidity requirements principally relate to servicing of debt, financing the purchase of vessels and other assets and funding of working capital. Historically we have met our liquidity requirements with cash on hand, cash flows from operations, borrowings under various credit facilities and other financing and refinancing arrangements.

As of June 30, 2011, we had total cash and marketable securities of SEK 9,003 million as compared with SEK 9,922 million as of December 31, 2010.
For the six months ended June 30, 2011, cash flows provided by operating activities amounted to SEK 2,161 million, as compared to SEK 1,911 million in the first six months ended June 30, 2010. For the six months ended June 30, 2011, cash flows used in investing activities amounted to SEK (4,958) million, including SEK (6,857) million related to capital expenditures. For the six months ended June 30, 2010, cash flows used in investing activities amounted to SEK (4,230) million, including SEK (5,021) million related to capital expenditures. Cash flows provided from financing activities for the six months ended June 30, 2011 amounted to SEK 2,804 million. For the six months ended June 30, 2010, cash flows provided from financing activities amounted to SEK 2,919 million.

Total construction in progress as of June 30, 2011, was SEK 6,324 million, as compared to SEK 6,541 million as of December 31, 2010. The remaining capital expenditure commitment for new buildings on order as of June 30, 2011, was SEK 3,633 million, of which SEK 973 million is due during 2011, SEK 2,419 million is due during 2012 and SEK 242 million is due during 2013. Financing for approximately 87% of the unpaid balance has already been arranged. The Company plans to finance the remainder of this unpaid balance, together with additional expenses and financing costs, through cash from operations, existing revolving credit facilities, new capital lease agreements, new bank loans and other financing arrangements.

Total interest bearing debt as of June 30, 2011, was SEK 50,254 million, excluding debt in SPEs, as compared with SEK 47,964 million as of December 31, 2010. Interest bearing debt in SPEs as of June 30, 2011, was SEK 4,001 million as compared with SEK 5,140 million as of December 31, 2010. As of June 30, 2011, $788 million was utilized under our $1 billion revolving credit facility, including $28 million used for issuing bank guarantees and letters of credit. As of December 31, 2010, $909 million was utilized under our $1 billion revolving credit facility, including $25 million used for issuing bank guarantees and letters of credit. As of June 30, 2011, $145 was utilized under the $200 million revolving credit facility entered into by Stena Royal S.àr.l. (“Stena Royal”) compared to $107 as of December 31, 2010. As of June 30, 2011, the SEK 450 million facility in Adactum was fully utilized compared to SEK 418 million as of December 31, 2010. During 2010 we entered into a new SEK 6,660 million revolving credit facility with Svenska Handelsbanken and Nordea and guaranteed by EKN. As of June 30, 2011 this facility was utilized with SEK 4,003 million and unutilized as of December 31, 2010.

We believe that, based on current levels of operating performance and anticipated market conditions, cash flow from operations, together with other available sources of funds, including refinancing, will be adequate to make required payments of principal and interest on outstanding debt, to permit proposed capital expenditures, including newbuildings, other vessel acquisitions, and to fund anticipated working capital requirements.

Stena AB and Consolidated Subsidiaries

OTHER FINANCIAL INFORMATION – RESTRICTED GROUP

For the six months ended June 30, 2011, Restricted Group Data represents the selected consolidated financial information excluding (i) the property business segment (other than two small properties), (ii) the new businesses Adactum segment, whose activities consist primarily of investing in companies outside our traditional lines of business, and (iii) our subsidiaries Stena Investment Luxembourg S.àr.l., Stena Royal, Stena Investment Cyprus Ltd and Mondaldi Ltd. Our real estate operations and the business of Adactum are conducted through various subsidiaries. For purposes of the indentures under which our Senior Notes were issued, real estate business and new businesses, Adactum, together with our subsidiaries Stena Investment Luxembourg S.àr.l., Stena Royal, Stena Investment Cyprus Ltd and Mondaldi Ltd, are designated as unrestricted subsidiaries and, as a result, are not bound by the restrictive provisions of these indentures.

In March 2010, we completed an offering of €200 million of Senior Notes due 2020. In April 2010, we redeemed the total $153 million outstanding principal amount of our Senior Notes due 2013 at a price of 102.5%. As of December 31, 2010, we had outstanding $128.8 million principal amount of Senior Notes due 2016, €300 million principal amount of Senior Notes due 2017, €102 million principal amount of Senior Notes due 2019 and €200 million principal amount of Senior Notes due 2020.

As of June 30, 2011, we had outstanding $128.8 million principal amount of Senior Notes due 2016, €300 million principal amount of Senior Notes due 2017, €102 million principal amount of Senior Notes due 2019 and €200 million principal amount of Senior Notes due 2020.

Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 6.3374, the noon buying rate on June 30, 2011.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Income Statements – Restricted group

	Six month period ended
	June 30, 2010	June 30, 2011
	(unaudited)
	SEK	SEK	$
	(in millions)
Revenues:
Ferry operations	4,113	4,168	658
Drilling	3,776	3,649	576
Shipping	1,360	1,502	237
Property	4	4	1
Other	4	4	1
Total revenues	9,257	9,327	1,473

Net gain on sales of assets	-	24	4
Total other income	-	24	4

Direct operating expenses:
Ferry operations	(3,253)	(3,298)	(520)
Drilling	(1,305)	(1,461)	(231)
Shipping	(1,177)	(1,195)	(189)
Property	(1)	(2)	(0)
Other	(1)	(1)	(0)
Total direct operating expenses	(5,737)	(5,957)	(940)

Selling and administrative expenses	(1,010)	(1,106)	(176)
Depreciation and amortization	(1,684)	(1,611)	(254)

Total operating expenses	(8,431)	(8,674)	(1,370)

Income from operations	826	677	107
Financial income and expenses:
Dividends received	12	16	2
Gain (loss) on securities, net	(142)	40	6
Interest income	66	137	22
Interest expense	(546)	(585)	(92)
Foreign exchange gains (losses), net	75	(1)	0
Other financial income (expenses), net	(79)	(129)	(20)

Total financial income and expenses	(614)	(522)	(82)

Income after financial income and expenses	212	155	25

Non-controlling interest	-	(3)	(1)

Income before tax	212	152	25

Income taxes	22	52	8

Net income	234	204	32

Stena AB and Consolidated Subsidiaries
Condensed Consolidated Balance Sheets – Restricted Group

	December 31, 2010	June 30, 2011
	(unaudited)
	SEK	SEK	$
	(in millions)
ASSETS
Noncurrent assets:
Intangible assets	262	451	71
Tangible fixed assets:
Vessels	28,753	32,623	5,148
Construction in progress	6,277	5,880	928
Equipment	1,580	1,403	221
Ports	1,042	986	156
Property	498	508	80
Total tangible fixed assets	38,150	41,400	6,533
Financial fixed assets:
Marketable securities	789	749	118
Intercompany accounts, noncurrent	6,100	5,924	935
Other assets	7,169	7,657	1,208
Total noncurrent assets	52,470	56,181	8,865
Current assets:
Inventories	290	244	38
Trade debtors	2,051	2,904	458
Other receivables	977	1,218	192
Intercompany accounts, current	270	-	-
Prepaid expenses and accrued income	1,450	1,234	195
Short-term investments	3,613	2,507	396
Cash and cash equivalents	727	936	148
Total current assets	9,378	9,043	1,427

Total assets	61,848	65,224	10,292

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity:
Share Capital	5	5	1
Reserves	22,298	22,373	3,530
Equity attributable to shareholders of the company	22,303	22,378	3,531
Non-controlling interest	103	106	17
Total Equity	22,406	22,484	3,548

Noncurrent liabilities:
Deferred income taxes	943	830	131
Other provisions	2,445	2,255	356
Long-term debt	22,866	24,946	3,936
Senior notes	6,256	6,295	993
Capitalized lease obligations	1,639	1,537	243
Other noncurrent liabilities	874	1,055	166
Total noncurrent liabilities	35,023	36,918	5,825
Current liabilities:
Short-term debt	1,376	1,345	212
Capitalized lease obligations	223	217	34
Trade accounts payable	557	544	86
Income tax payable	105	132	21
Other liabilities	571	892	141
Intercompany accounts, current	-	432	68
Accrued costs and prepaid income	1,587	2,260	357
Total current liabilities	4,419	5,822	919

Total shareholders’ equity and liabilities	61,848	65,224	10,292

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Statements of Cash Flow – Restricted Group

	Six month period ended
	June 30, 2010	June 30, 2011
	(unaudited)
	SEK	SEK	$
	(in millions)
Net cash flows from operating activities:
Net income	234	204	32
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,684	1,611	254
(Gain) loss on securities, net	142	(40)	(6)
Gain on sale assets	-	(24)	(4)
Unrealized foreign exchange (gains) losses	(754)	255	41
Deferred income taxes	(156)	(116)	(18)
Non-controlling interest	-	3	0
Other non-cash items	(168)	153	24
Provision for pensions	(117)	(201)	(32)
Net cash flows from trading securities	(15)	49	8
Changes in working capital	353	(9)	(1)
Net cash provided by/used in operating activities	1,203	1,885	298

Net cash flows from investing activities:
Purchase of intangible assets	(13)	(16)	(2)
Cash proceeds from sale of property, vessels and equipment	8	79	12
Capital expenditure on property, vessels and equipment	(4,501)	(6,293)	(993)
Purchase of subsidiaries, net of cash acquired	-	(119)	(19)
Proceeds from sale of securities	54	109	17
Purchase of securities	(225)	(85)	(13)
Other investing activities	(86)	(137)	(22)
Net cash used in investing activities	(4,763)	(6,462)	(1,020)

Net cash flows from financing activities:
Proceeds from issuance of debt	3,015	29	5
Principal payments on debt	(1,618)	(591)	(93)
Net change in borrowings on line-of-credit agreements	2,836	3,704	585
Proceeds from new capitalized lease obligations	693	-	-
Principal payments on capital lease obligations	(37)	(44)	(7)
Net change in restricted cash accounts	(508)	958	151
Intercompany accounts	(200)	773	121
Dividends paid	(316)	(240)	(38)
Other financing activities	137	174	27
Net cash used in/provided by financing activities	4,002	4,763	751

Effect of exchange rate changes on cash and cash equivalents	(298)	23	4

Net change in cash and cash equivalents	144	209	33

Cash and cash equivalents at beginning of period	568	727	115

Cash and cash equivalents at end of period	712	936	148

Stena AB and Consolidated Subsidiaries

Other data – Restricted Group

	Six month period ended
	June 30, 2010	June 30, 2011
	SEK	SEK	$
	(in millions)
OTHER DATA:

Adjusted EBITDA	2,576	2,425	384

Adjusted EBITDA is defined as income from operations plus cash dividends received from affiliated companies, interest income, depreciation and amortization, non-controlling interest and non-cash charges minus aggregate gains on vessel dispositions to the extent such gains exceed 25% of Adjusted EBITDA net of all such gains. Information concerning Adjusted EBITDA is included because it conforms to the definition of Consolidated Cash Flow in the indentures governing our Senior Notes. Adjusted EBITDA is not a measure in accordance with IFRS and should not be used as an alternative to cash flows or as a measure of liquidity and should be read in conjunction with the condensed consolidated statements of cash flows contained in our condensed consolidated financial statements included elsewhere herein.

The computation of Adjusted EBITDA and reconciliation to net cash provided by operating activities is presented below:

	Six month period ended
	June 30, 2010	June 30, 2011
	SEK	SEK	$
	(in millions)
Income from operations	826	677	108
Adjustments:
Interest income	66	137	22
Depreciation and amortization	1,684	1,611	254
Adjusted EBITDA	2,576	2,425	384
Adjustments:
Gain on sale of vessels	-	(24)	(4)
Net cash flows from trading securities	(15)	49	8
Interest expense	(546)	(585)	(92)
Unrealized foreign exchange (gains) losses	(754)	255	41
Provisions for pensions	(117)	(201)	(32)
Other non cash items	(168)	153	24
Changes in working capital	353	(9)	(1)
Other items	(126)	(178)	(30)
Net cash provided by operating activities	1,203	1,885	298